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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation or Organization
Sciele Pharma Sales, Inc.	Delaware
Sciele Pharma Cayman Limited	Cayman
Sciele Pharma Ireland Limited	Ireland
Sciele Pharma (Cyprus) Limited	Cyprus
Sciele Pharma Netherlands, B.V.	Netherlands
Alliant Pharmaceuticals, Inc.	Georgia

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  Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT